UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                     FORM N-8F


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION

                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY

                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         HILLIARD LYONS RESEARCH TRUST

3.       Securities and Exchange Commission File No.:

         811-09281

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]    Initial Application     [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         HILLIARD LYONS CENTER
         501 SOUTH FOURTH STREET
         LOUISVILLE, KENTUCKY 40202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         JAMES M. ROGERS
         HILLIARD LYONS CENTER
         501 SOUTH FOURTH STREET
         LOUISVILLE, KENTUCKY 40202
         (502) 588-8664

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         AS TO RECORDS OF THE FUND'S INVESTMENT ADVISER:

                      HILLIARD LYONS RESEARCH ADVISORS
                      HILLIARD LYONS CENTER
                      501 SOUTH 4TH STREET
                      LOUISVILLE, KENTUCKY 40202
                      (502) 588-8400

         AS TO RECORDS OF THE FUND'S DISTRIBUTOR:

                      J.J.B. HILLIARD, W.L. LYONS, INC.
                      501 SOUTH 4TH STREET
                      LOUISVILLE, KY 40202
                      (502) 588-8400

         AS TO RECORDS OF THE FUND'S CUSTODIAN:

                      PFPC TRUST COMPANY
                      ATTN:  ED SMITH
                      THE EASTWICK CENTER
                      8800 TINICUM BLVD.
                      PHILADELPHIA, PA 19153
                      (215) 749-5094

         AS TO RECORDS OF THE FUND'S ADMINISTRATOR, FUND ACCOUNTANT AND TRANSFER AGENT:

                      PFPC INC.
                      ATTN:  LISA ALFIERI
                      301 BELLEVUE PARKWAY
                      WILMINGTON, DE  19809
                      (302) 791-1906

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]    Management company;

         [ ]    Unit investment trust; or

         [ ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]    Open end        [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         HILLIARD LYONS RESEARCH ADVISORS
         HILLIARD LYONS CENTER
         501 SOUTH 4TH STREET
         LOUISVILLE, KENTUCKY 40202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         J.J.B. HILLIARD, W.L. LYONS, INC.
         501 SOUTH 4TH STREET
         LOUISVILLE, KY 40202

         PROVIDENT DISTRIBUTORS, INC.
         3200 HORIZON DRIVE
         KING OF PRUSSIA, PA 19406

13.      If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]    Yes     [X]     No

         If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-_________

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]     Yes     [ ]     No

                  If Yes, state the date on which the board vote took place:

                  MAY 24, 2005

                  If No, explain

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]   Yes     [ ]     No

                  If Yes, state the date on which the shareholder vote took place:

                  AUGUST 29, 2005

                  If No, explain

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]   Yes      [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  AUGUST 31, 2005

         (b)      Were the distributions made on the basis of net assets?

                  [X]   Yes     [ ]     No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]   Yes     [ ]     No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations Only:
                  Were any distributions to shareholders make in kind?
                  [ ]   Yes     [ ]     No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities

         [ ]   Yes     [ ]     No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]   Yes     [ ]     No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund?

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]   Yes     [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]   Yes     [X]     No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]   Yes     [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]   Yes     [X]     No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:

                           J.J.B. HILLIARD, W.L. LYONS, INC., OF WHICH THE INVESTMENT ADVISER TO THE FUND IS A DIVISION, HAS AGREED TO BEAR ALL EXPENSES ASSOCIATED WITH THE MERGER.

                  (ii)     Accounting expenses:

                           J.J.B. HILLIARD, W.L. LYONS, INC., OF WHICH THE INVESTMENT ADVISER TO THE FUND IS A DIVISION, HAS AGREED TO BEAR ALL EXPENSES ASSOCIATED WITH THE MERGER.

                  (iii)    Other expenses (list and identify separately):

                           J.J.B. HILLIARD, W.L. LYONS, INC., OF WHICH THE INVESTMENT ADVISER TO THE FUND IS A DIVISION, HAS AGREED TO BEAR ALL EXPENSES ASSOCIATED WITH THE MERGER.

                  (iv)     Total expenses (sum of lines (i)-(iii) separately):

                           J.J.B. HILLIARD, W.L. LYONS, INC., OF WHICH THE INVESTMENT ADVISER TO THE FUND IS A DIVISION, HAS AGREED TO BEAR ALL EXPENSES ASSOCIATED WITH THE MERGER.

         (b)      How were those expenses allocated?

                  J.J.B. HILLIARD, W.L. LYONS, INC., OF WHICH THE INVESTMENT ADVISER TO THE FUND IS A DIVISION, HAS AGREED TO BEAR ALL EXPENSES ASSOCIATED WITH THE MERGER.

         (c)      Who paid those expenses?

                  J.J.B. HILLIARD, W.L. LYONS, INC., OF WHICH THE INVESTMENT ADVISER TO THE FUND IS A DIVISION, HAS AGREED TO BEAR ALL EXPENSES ASSOCIATED WITH THE MERGER.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

         [ ]   Yes     [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]   Yes     [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]   Yes     [X]     No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

                  THE RBB FUND, INC.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-05518

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  811-09281; DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A, JULY 12, 2005

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Hilliard Lyons Research Trust, (ii) he or she is the President And Chief Executive Officer of Hilliard Lyons Research Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.
                                                (Signature)


                                                /s/ James M. Rogers
                                                --------------------------------
                                                James M. Rogers